Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

Tel: (312) 407-0700
Fax: (312) 407-0411
http://www.skadden.com

July 19, 2005

VIA EDGAR AND HAND DELIVERY

Mr. H. Roger Schwall
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mail Stop 0405

    Re:
    CF Industries Holdings, Inc.—
    Registration Statement on Form S-1 (File No. 333-124949)

Dear Mr. Schwall:

        We are writing on behalf of our client, CF Industries Holdings, Inc. (the "Company"), in response to the letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), dated July 13, 2005 (the "Comment Letter"), with respect to the Company's Registration Statement on Form S-1, filed with the Commission on May 16, 2005, as amended on June 30, 2005 (the "Registration Statement"). For the convenience of the Staff, the responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates. Enclosed is a copy of Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which is being filed via EDGAR concurrently herewith and which has been marked to show cumulative changes from Amendment No. 1 to the Registration Statement, as filed on June 30, 2005. Unless otherwise indicated, the page references in the responses to the Staff's comments refer to Amendment No. 2.

General

1.
We re-issue prior comments 2, 3, 4, and 13, because we are still awaiting information from you in order to complete our review.

        Response:    In response to prior comment 2, the prospectus artwork has been included in Amendment No. 2, along with the accompanying caption.

        In response to prior comment 3, the Company has included additional exhibits in Amendment No. 2 and will undertake to file all remaining exhibits as soon as possible. The Company acknowledges that the Staff will require sufficient time to review the exhibits once filed. The Company has further revised the Registration Statement to include as much of the missing information as is currently available. The Company will revise the Registration Statement further in a subsequent pre-effective amendment to include additional information as it becomes available. The Company acknowledges that the Staff will require sufficient time to review the information once filed.

        In response to prior comment 4, the Company has not yet determined the estimated price range. The Company will revise the Registration Statement further in a subsequent pre-effective amendment to include the price range and acknowledges that the Staff will require sufficient time to review the information once filed.

        In response to prior comment 13, the Company has revised the risk factor disclosure on page 20 to clarify that, upon the completion of the offering, the only contractual restrictions on the Company's payment of dividends will be contained in its new senior secured credit facility, which the Company expects to become effective upon completion of the offering. The Company has included a summary description of the new senior secured credit facility under the section entitled "Description of Certain Indebtedness."

2.
We note your response to our prior comment 5. However, please delete the word "only," as it continues to be inappropriate to suggest that the information in the prospectus is "only" accurate as of its date.

        Response:    The Company has revised the Registration Statement in response to the Staff's comment.

The Reorganization Transaction, page 24

3.
We note your response to our prior comment 12. However, we re-issue the second part, since we cannot locate your revisions or your response to this issue:

  Briefly disclose how the transaction was agreed upon, and provide other relevant background details.

        Response:    The disclosure on page 24 has been revised in response to the Staff's comment.

Management, page 83

4.
We note your response to our prior comment 16. However, we re-issue the comment in its entirety. Please revise the sketches to provide information for the five year periods, so that there are no gaps or ambiguities with regard to time. It is acceptable to explain that the person was not employed during a specified time, if that is the case.

        Response:    The disclosure on pages 84-85 has been revised in response to the Staff's comment.

Certain Relationships and Related Party Transactions, page 92

5.
We note your response to our prior comment 17. However, please disclose in your filing whether future transactions with affiliates will be on terms no less favorable to you than could be obtained from unaffiliated third parties.

        Response:    The disclosure on page 94 has been revised in response to the Staff's comment.

Financial Statements

6.
In a recent phone call with your legal counsel we explained why it is inappropriate to refer to mineral reserves in Note 15. We re-issue prior comment 25.

        Response:    The Company has revised Note 15 in response to the Staff's comment.

Engineering Comments

General

7.
In reference to your responses to comments #27 and 28, please summarize the information in these responses and disclose it to the extent that it has not already been disclosed.

        Response:    With respect to prior comment 27, the disclosure on page 75 states that the Company owns all of its phosphate facilities and properties. This disclosure has been expanded to state that none of the Company's phosphate facilities and properties are leased or subject to royalty agreements. In addition, the disclosure on page 82-83 discusses the restrictions and reclamation requirements at the Hardee phosphate complex.

        With respect to prior comment 28, the information relating to material permits for the Company's phosphate reserves and mining operations is disclosed on pages 81-82 of the Registration Statement, including that 17 years of future production are fully permitted and that the local development authorization must be extended by the Hardee County Board of County Commissioners after 2011. The Company also discloses on page 82 that it has initiated the process of applying for authorization and permits to expand the area which it mines and discloses the estimated additional reserves and the estimated additional length of time it will be able to conduct mining operations if the required permits and authorizations are secured. In addition, the disclosure on page 82 has been expanded to include additional information about the permitting process for the expansion of the Company's mining operations. Finally, the disclosure on page 82 discusses the importance of local community participation in the permitting process.

8.
Disclose a summary table of all of your reserves, indicating mine name, category or categories of reserve, tonnage and grade. Disclose percent BPL, P2O3, Fe2O3 + A12O3 MgO grades for tons of recoverable product. Distinguish between the permitted reserves and unpermitted reserves. Disclose the minimum drill density for reserve designation.

        Response:    The disclosure on page 76 has been revised in response to the Staff's comment.

9.
Disclose that your reserve estimates meet the requirements of SEC's Industry Guide 7. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

        Response:    The disclosure on page 76 has been revised in response to the Staff's comment.

10.
Disclose the extent your reserve estimates have been reviewed by independent third parties. See (b)5 of Industry Guide 7.

        Response:    The disclosure on page 76 has been revised in response to the Staff's comment. In addition, the disclosure under "Experts" states that the estimates of phosphate reserves have been audited by John T. Boyd Company, an independent mining and geological consulting company.

*    *    *

        After you have had the opportunity to review the attached, please do not hesitate to contact the undersigned (312-407-0816) or Richard C. Witzel, Jr. (312-407-0784) with any questions or further comments you may have.

Sincerely,

/s/ BRIAN W. DUWE Brian W. Duwe

Attachments

cc:
Barry Stem
    (Securities and Exchange Commission)
Roger Baer
    (Securities and Exchange Commission)
Timothy Levenberg
    (Securities and Exchange Commission)
Carrie Darling
    (Securities and Exchange Commission)
Douglas C. Barnard
    (CF Industries Holdings, Inc.)
Richard D. Truesdell, Jr.
    (Davis Polk & Wardwell)